Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1)	Registration Statement (Form S-8 No. 333-143082) pertaining to the Employee Share Option Plan of Stantec Inc., and

2)	Registration Statement (Form S-8 No. 333-143084) pertaining to the Employee Share Option Plan of Stantec Inc.

of our reports dated February 24, 2016, with respect to the consolidated financial statements of Stantec Inc. and the effectiveness of internal control over financial reporting of Stantec Inc., included in this Annual Report (Form 40-F) of Stantec Inc. for the year ended December 31, 2015.

We also consent to the use of our reports dated February 24, 2016, with respect to the consolidated financial statements of Stantec Inc. and the effectiveness of internal control over financial reporting of Stantec Inc., included in the Annual Report (Form 40-F) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

Edmonton, Canada
February 24, 2016	Chartered Professional Accountants